Filed by Select Income REIT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cole Corporate Income Trust, Inc.

Commission File No. 000-54940

Commission File No. for Registration

Statement on Form S-4: 333-199445

Date: October 27, 2014

David Blackman, President and Chief Operating Officer of Select Income REIT (“SIR”), made the following statement in a press release issued by SIR on October 27, 2014.

“In addition, SIR entered into a definitive merger agreement to acquire Cole Corporate Income Trust (CCIT), positioning SIR to become the premier single tenant, net lease office and industrial REIT. CCIT’s strategy and focus have closely mirrored our own, and we believe that the addition of CCIT’s portfolio will enable us to improve SIR’s portfolio metrics.”

The press release also included the following “WARNING CONCERNING FORWARD LOOKING STATEMENTS.”

THIS PRESS RELEASE CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER SIR USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, OR SIMILAR EXPRESSIONS, SIR IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT SIR EXPECTS TO RECEIVE CERTAIN BENEFITS FROM THE ACQUISITION OF CCIT, INCLUDING POSITIONING SIR AS THE PREMIER SINGLE TENANT, NET LEASE OFFICE AND INDUSTRIAL REIT AND IMPROVING SIR’S PORTFOLIO METRICS.  THE CLOSING OF THIS TRANSACTION IS SUBJECT TO CERTAIN CONDITIONS AND CONTINGENCIES, INCLUDING APPROVAL BY SIR’S SHAREHOLDERS AND CCIT’S STOCKHOLDERS.  SIR CAN PROVIDE NO ASSURANCE THAT THESE CONDITIONS AND CONTINGENCIES WILL BE SATISFIED, THAT THIS TRANSACTION WILL BE COMPLETED, THAT IT WILL NOT BE DELAYED, THAT ITS TERMS WILL NOT CHANGE OR, IF IT CLOSES, THAT SIR WILL, IN FACT, RECEIVE ANY BENEFITS FROM THE TRANSACTION.

The following are excerpts of a transcript of a conference call hosted by SIR President and Chief Operating Officer, David M. Blackman, and Treasurer and Chief Financial Officer, John C. Popeo, on October 27, 2014.

Speaker:  David Blackman

The highlight of the quarter was entering a definitive agreement to acquire Cole Corporate Income Trust, or CCIT, which we believe positions SIR to become the premier single tenant, net lease office and industrial REIT.

. . .

More significantly, we positioned SIR to become the premier single tenant, net lease office and industrial REIT by entering a definitive agreement to acquire CCIT.  The agreement was executed in September and we are working towards a transaction close during the first quarter of 2015.

As we described on our call in September, there are significant synergies between our two companies. CCIT’s business strategy and focus closely mirror our own, and we expect that the addition of CCIT’s portfolio will enable us to improve all of SIR’s key metrics and lower our cost of capital, which we believe will enhance long term shareholder value.  For example and based on the June 30th pro forma numbers we previously disclosed:

•                  SIR will have the youngest property portfolio among single tenant net lease REITs at 10.7 years.

•                  SIR will strengthen an already robust average remaining lease term to 11.1 years.

•                  SIR will improve overall tenant credit metrics and increase the rent paid by investment grade rated tenants to more than 37 percent.

•                  And SIR will significantly diversify rental income, reducing rent paid by our top five tenants from 28 percent to 18 percent.

Many of the 64 properties SIR will be acquiring are trophy quality assets.  There are also a number of corporate headquarters and properties that were built to suit for the tenant.  These types of strategic properties tend to garner high values in the acquisition market and tend to result in a high renewal percentage with tenants.  Overall, we believe CCIT is a perfect match for our company, enabling SIR to strengthen its real estate portfolio, extend its lease expiration schedule, increase occupancy, enhance tenant credit metrics, diversify rental income and provide greater scale, all of which has the potential to lower our cost of capital and enhance long term shareholder value.

. . .

Speaker: John Popeo

We believe our credit metrics and the quality of our portfolio both before, but especially after our merger with CCIT position us well to seek investment grade ratings.

. . .

Vikram Malhotra, Morgan Stanley: In terms of the CCIT deal, could you maybe give a little sense of what shareholders are thinking in terms of election or just how soon the deal will be closed? And, just to clarify, is there a potential for shareholders to discuss the ratio with you and say maybe we may want to maybe renegotiate a different ratio? Is there a possibility of that happening?

David Blackman, Select Income REIT: We entered into a definite agreement with the company that’s binding. So there really isn’t an opportunity to go back and renegotiate that. We have filed a preliminary prospectus with the SEC, which is in the review process right now. We’re still hopeful that we will be through the review process in November, so that we can then set record dates by year end and have shareholder votes early in the first quarter. That could move depending upon how long it takes us to manage through the SEC process.

Vikram Malhotra, Morgan Stanley: Ok. Let’s say the transaction doesn’t go through, is there a breakup fee associated with that?

David Blackman, Select Income REIT: There is a breakup fee associated with the transaction; depends on which shareholders don’t approve the combination, or how the transaction might break apart. But, it could be as high as $75 million if the CCIT shareholders don’t approve the combination.

Vikram Malhotra, Morgan Stanley: Ok. One last more big picture question: How do you view Hawaii now? We’ve talked in the past about you wanting to diversify away from that and that was the impetus for investing more in the mainland. But, given where you are today, let’s assume the CCIT transaction closes, how would you view Hawaii in that context, because it’s obviously a smaller part of the business now?

David Blackman, Select Income REIT: You’re correct. Hawaii is a smaller percentage of the combined company’s NOI. However, we think there continues to be significant value in those assets, both from an internal growth perspective and from just a long-term, shareholder value perspective. So, we’re still very bullish on Hawaii. We would love to own more assets in Hawaii, and we intend to look at everything that becomes available for purchase that is fee simple. So, if the opportunity arises to invest more in Hawaii, we will do so.

. . .

Rich Moore, RBC Capital Markets: Hi guys, good afternoon. So, on Vikram’s question, $10.32 I think was the rough rate you calculated with the 60% cash for the CCIT transaction, and with your stock trading where it is today, you’re more like $9.70, which is sort of below that magic $10 mark. Do you think something has to happen prior to the shareholder vote to insure that this gets done, or do you kind of just move forward with the shareholder vote?

David Blackman, Select Income REIT: We continue to be very bullish on the combination. We think it makes a lot of sense for both companies, and will continue to move forward as planned.

Rich Moore, RBC Capital Markets: Ok, but no negotiation at this point, Dave, on changing the ratio of shares?

David Blackman, Select Income REIT: No, no discussion on that whatsoever.

Rich Moore, RBC Capital Markets: And then, the acquisition cost jump, I assume that was CCIT? Is that right? The stuff that’s not in the normalized FFO.

John Popeo, Select Income REIT: That’s correct.

. . .

Jon Petersen, MLV & Co.: Great. I just had one kind of higher level question. In terms of funding CCIT, did you guys look at your existing mainland portfolio and maybe even your assets in Hawaii and think of disposing of them in terms of funding or maybe capital recycling?

David Blackman, Select Income REIT: Jon, it’s a good question and we are doing a deep dive into the combined portfolio to evaluate a disposition or a capital recycling program. We’re not necessarily thinking of that as a funding mechanism for the acquisition. I think we’ve been pretty clear that the intent is to issue senior unsecured notes to fund the cash portion. But I think long term there is an opportunity given the scale of the company to look at a robust capital recycling program at SIR.

. . .

Jamie Feldman, Bank of America Merrill Lynch: Thank you. Can you talk about what you think you can get done on the acquisition front? I mean, if you think a year ahead, obviously you’ve got CCIT, which is a lot to digest, but how should we be thinking about the company going forward and are there other large acquisitions out there that are similar?

David Blackman, Select Income REIT: So Jamie, let’s start with the first part of your question, which is what should we think about acquisitions in 2015. Our expectation is that we will remain active in the acquisition market. A lot of that is going to depend on the quality of the acquisitions that are available and pricing. We would certainly like to continue to grow with quality, accretive acquisitions. As it relates to portfolios, I’m not aware of any other companies that are out there on the market right now that is of anywhere near the quality of CCIT. There are maybe a portfolio or two of assets, but nothing again of kind of the quality of what you see with CCIT.

. . .

Jamie Feldman, Bank of America Merrill Lynch: And then you had mentioned dispositions. What do you consider your non-core portfolio. What can we expect to see on the sales front?

David Blackman, Select Income REIT: We’re still pretty early on that, Jamie. We haven’t presented anything to the Board at this point, so it would be premature for me to try to put a dollar value around dispositions. But we’re going to be a four and a half billion dollar enterprise company, and that puts us in a position to not only look at just simply recycling capital but also as a way to sell assets to manage leverage and future acquisitions.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger of CCIT with and into a subsidiary of SIR, on October 17, 2014, SIR filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus. This Registration Statement has not yet been declared effective by the SEC. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to SIR’s shareholders and CCIT’s stockholders. INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED TRANSACTIONS. Investors will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com and free copies of CCIT’s filings with the SEC from CCIT’s website at www.colecapital.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of CCIT with and into a subsidiary of SIR, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

SIR, its Trustees and certain of its executive officers, CCIT, its directors and certain of its executive officers and Reit Management & Research LLC, SIR’s manager, and Cole Corporate Income Advisors, LLC, CCIT’s advisor, and certain of their respective directors, officers and employees may be deemed participants in the solicitation of proxies from SIR’s shareholders in respect of the approval of the issuance of SIR’s common shares in the proposed merger and from CCIT’s stockholders in respect of the approval of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SIR’s shareholders and CCIT’s stockholders in connection with the proposed merger is set forth in the preliminary Joint Proxy Statement/Prospectus, and will be set forth in the definitive Joint Proxy Statement/Prospectus, filed with the SEC. You can find information about SIR’s Trustees and executive officers in its Proxy Statement on Schedule 14A, dated April 7, 2014, which is filed with the SEC. You can find information about CCIT’s directors and executive officers in its Proxy Statement on Schedule 14A, dated April 8, 2014, which is filed with the SEC. These documents are available free of charge on the SEC’s website (www.sec.gov) and from SIR or CCIT, as applicable, using the web addresses referenced above.